Energy Edge Technologies Corporation

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

December 2 1 , 2010

United States Securities and Exchange Commission

Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Energy Edge Technologies Corporation

Pre-effective Amendment No. 3 to Registration Statement on Form S- I

Filed July 3, 2010

  File No. 333-167853

 Dear Mr. Ganem and Mr. King:

We are writing in response to your comment letter dated October 20, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

General

1.

We note your response to comment one in our letter dated July 27, 2010, as well as the reduction in the number of shares that the selling security holders are offering from 42,825,000 to 21,156,825, particularly your chief executive officer, Robert Holdsworth, who has reduced the number of shares he is seeking to offer from 30,700,000 to 10,000,000.  We remain concerned, however, that the secondary offering could in fact be a primary offering.  In this regard, we note that based on the information you disclose in the prospectus non-affiliated security holders appear to beneficially own approximately 6,456,825 shares.  We also note that one of your directors, Yin Hu, who is a selling security holder, appears to be an affiliate of a registered broker-dealer and that you are planning to engage in a concurrent self-underwritten primary offering that will be offered and sold through the efforts of your chief executive officer.  As previously requested, please provide us with a detailed analysis as to why the proposed offering by your officers and directors is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C.  Please refer to Question 612.09 of our Compliance & Disclosure

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

Interpretations for Securities Act Rules, which may be found at www.sec.gov/divisions/corpfin/guidance /securitiesactrules-interpes.htm.  In your response, please address each of the factors identified in the interpretation.  Alternatively, please revise your disclosure to name as underwriters each of your directors and officers participating in the resale of shares held by them and to indicate that your officers and directors must sell their shares at a fixed price.

RESPONSE: Since the filing of our last amended registration statement, Mr. Yin Hu has been removed from the Board of Directors and is no longer associated with this company. This change is reflected in the registration statement on pages 2 6 , 27 and 29 and because of this change, your concern that he is a potential underwriter is not addressed here.

Mr. Holdsworth’s shares are intended only as a secondary offering to be sold directly according to market conditions and for his own use exclusively (and not for the purposes of the Company).  Accordingly, we have adjusted the amount of secondary shares to be registered to 3,000,000 and will welcome any further comments or recommendations from you regarding the ratio of Mr. Holdsworth’s shares in relation to the other registered shares on the registration statement. It is not Mr. Holdsworth’s intention to distribute his personal shares on behalf of the Company in private transactions, and he should therefore not be classified as an underwriter of the Company. We have not found in our research a standard or proportion used to determine whether or not a Company’s principal will be considered an underwriter, and know that the remaining determination is a factual one. The Company would welcome further guidance on the specific numbers and percentages in this instance.

We believe that Mr. Holdsworth’s shares should be registered according to a secondary offering for the following reasons, despite his position as CEO of the Company: (a) Mr. Holdsworth has held the shares since May 10, 2010, (b) the amount of shares involved is less than ten percent of the total shares being registered in this registration statement, (c) Mr. Holdsworth is not in the business of  underwriting securities, and (d) Mr. Holdsworth intends to only sell the shares according to market conditions through broker’s transactions.

Prospectus Cover Page

2.

We note your response to comment seven in our letter dated July 27, 2010.  As previously requested, please revise the commission legend set forth atop your prospectus cover page to also refer to the company, given that you are engaging in the primary offering of 10,000,000 shares.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE: Per your request, we have revised the commission legend.  Please see page 4.

3.

We note that immediately above the offering table, you indicate that the prospectus relates to “10,000,000” shares Offered at $0.10 per share.”  Please also indicate that these shares are being offered by the company and that 31,156,825 shares are being offered by selling security holders.  Please also comply with this comment on the back cover page of the prospectus.

RESPONSE: Per your request, we have updated the cover page and the back cover page of the prospectus to indicate that the prospectus also relates to the offering by selling shareholders.  See pages 3 and 65 .

4.

We note your response to comment nine in our letter dated July 27, 2010, and have the following comments:

•

Please disclose the date the self-underwritten offering of 10,000,000 shares will end.

RESPONSE: We have disclosed the date the self-written offering of 10,000,000 shares will end, which will be 24 months from the effective date of the registration statement.  See page 3 .

•

We note your disclosure that “[t]he proceeds…will be payable to: Bank of America…” and, on page seven, that:”subscriptions are to be made payable to “Robert Holdsworth, Bank of America…” Please clarify whether these accounts that you reference are escrow, trust or similar accounts.  If so, please explain to us why funds received from your self-underwritten offering should be made payable to either Bank of America or Robert Holdsworth.  If you have not made any escrow, trust, or similar arrangements, please state this fact and describe the effect the lack of such account may have on investors.

RESPONSE: The Bank of America account is an escrow account and checks will be payable to Energy Edge Technologies Corporation, c/o Bank of America.  We have corrected this information in the amended S-1 on pages 3 , 6 , 18 and 37 .

Prospectus Summary, page 5

5.

We note your response to comment 11 in our letter date July 27, 2010.  As previously requested, please provide a brief overview of the key aspects of both offerings that you are seeking to register (i.e., the direct offering by you and the offering by your selling security holders).  In this regard, we note that you have only provided an overview of the

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

direct offering assuming a minimum and maximum number of shares are sold.  In addition, please delete from the summary the paragraph on page six concerning Rule 416 and the paragraph seven concerning the Commission’s policy regarding indemnification.  Neither disclosure is appropriate for the summary.

RESPONSE: Per your request, we have revised the prospectus to provide a brief overview of the key aspects of both offerings on pages 8 and 9 , and removed paragraphs 6 and 7 on page 7.

Summary of the Offering, page 7

Net Proceeds after Offering Expenses, page 7

6.

Please state the amount of net proceeds that you would receive from the maximum direct offering, which appears would be $921,655.36.  Please also comply with this comment with regard to your disclosure on page 19.

RESPONSE: We have corrected the net proceeds amount that we would receive from the maximum direct offering on pages 7 and 18 .

Use of Proceeds after Offering Expenses, page 7

7.

Please provide an accurate cross-reference to the “Use of Proceeds” section, which appears to begin on page 17.

RESPONSE: The cross-reference to “Use of Proceeds” in the Summary Offering has been updated accordingly.  See page s 8 and 18 .

Risk Factors, page 8

8.

We note your response to comment 17 in our letter dated July 27, 2010.  Please consolidate risk factors (30) and (31), which both appear to discuss “penny stock” issues.

RESPONSE: Risk factors (30) and (31) have been consolidated as requested.  See page 1 4 .

(17) Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, page 12

9.

We note your response to comment 15 in our letter dated July 27, 2010.  Please explain to us why you believe that the shares offered pursuant to this prospectus will be subject to certain restrictions on transferability following the offering.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE: Per your request, we have updated this risk factor for accuracy. Please see page 12 of the registration statement.

Use of Proceeds, page 17

10.

We note your response to comment 18 in our letter dated July 27, 2010.  Please clarify what you mean by your disclosure that you “anticipate[]…the net proceeds of the Primary Offering will be used primarily to increase revenues.”

RESPONSE: We anticipate that we will increase revenues by using the proceeds to expand our network of independent sales contractors and expand our strategic affiliations.  Additionally, the proceeds will be used to increase our sales force, increase our marketing, advertising and publicity efforts, increase salaries and consulting fees, initiate promotion to vendors to engage in contracts, and initiate the process of taking the company public via OTCBB and other general administrative expenses.  As requested, we have updated the information in the Use of Proceeds on page 16 to clarify our disclosure.

Market for Common Equity and Related Stockholder Matters, page 18

11.

We note your response to comment 20 in our letter dated July 27, 2010.  As previously requested, please provide a table that shows your capitalization as of the most recent balance sheet date and as adjusted on a pro forma basis to reflect the impact of completing your direct offering at both the minimum and maximum levels.

RESPONSE:  This information is included on the table on page 1 7 of the registration statement.

Dilution, page 20

12.

We note your response to comment 19 in our letter dated July 27, 2010.  Please provide us with the computations you used to arrive at each amount presented in your table on page 20 related to the minimum offering and maximum offering.

RESPONSE: We calculated Tangible Book Value per Share presented in the table on page 20 (now page 19) by dividing the Total Tangible Assets by the total number of shares outstanding. The table has been updated to reflect the most recent outstanding share amount.

Business and Recent Developments, page 21

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

13.

We note your response to comment 22 in our letter dated July 27, 2010.  As previously requested, please add a materially complete description of the transaction pursuant to which assets were “transferred in” to the company in January 2008.

RESPONSE: The Business and Recent Developments have been updated to include a complete description of the transaction pursuant to which assets were “transferred in” to the company in January 2008.  See page 21.

14.

Your statement that “EETC has experienced success over the past 7 years” appears inconsistent with your disclosure that you were “in the development stage until January 1, 2008 when the assets, liabilities, and operations of a sole proprietorship controlled by the Company’s sol[e] stockholder were transferred in.” Please revise your disclosure accordingly.

RESPONSE: We have revised this disclosure to remove the reference to “7 years” and removed the references to “development stage”.  See page 2 0 .

15.

We note your response to comment 24 in our letter dated July 27, 2010. Please disclose the term of your reimbursement contingency insurance policy and describe any material conditions or qualifications included in the policy.

RESPONSE: As requested, we have disclosed the term of the reimbursement contingency insurance policy and described material conditions. Please see pages 6 and 21 .

Competitive Business Conditions within the Industry, page 23

16.

We note your response to comment 27 in our letter dated July 27, 2010.  As previously requested, please describe the general methods of competition used by companies in your industry.

RESPONSE: We have described the general methods of competition used by companies in our industry.  Please see page 26.

Industry Summary, page 25

17.

We note your response to comment 31 in our letter dated July 27, 2010. Please remove your market statistics in the second paragraph that date back to 2005 or update them as previously requested.

RESPONSE: The market statistics in the second paragraph that date back to 2005 have been removed and updated statistics were added.  Please see page 25.

Competitive Strengths within the Industry, page 26

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

18.

We note your response to comment 33 in our letter dated July 27, 2010.  Please clarify what products and/or services Enernoc and Glacial Energy provide to your customers.

RESPONSE: The products and/or services Enernoc and Glacial Energy provide to our customers have been further explained on page 2 4 .

Certain Legal Proceedings, page 30

19.

We reissue comment 41 in our letter dated July 27, 2010.  Please disclose whether any of your directors or executive officers has been involved in the proceedings described by Item 401(f) of Regulation S-K during the past 10 years and, if so, discuss such involvement.  We note that your current disclosure is limited to a five-year period.

RESPONSE: We have expanded the disclosure to cover the past ten years.  See page 27 .

Executive Compensation, page 31

Compensation of Directors, page 31

20.

We note your response to comment 42 in our letter dated July 27, 2010.  Please add a director’s compensation table reflecting such compensation during your fiscal year ended December 31, 2009.  See Item 402(r) of Regulation S-K. Please also clarify whether your directors will be or already have been compensated with stock awards “for services rendered…for the year ending December 31, 2010” as suggested by footnote (1) to the existing table.  Please note that you may provide narrative, rather than tabular, disclosure regarding your standard compensation arrangements for directors.  See Item 402(r)(3) of Regulation S-K.

RESPONSE: A table reflecting director’s compensation during our fiscal year ended December 31, 2009 was added to the amended registration statement.  Please see page 28 .  Our directors have been compensated with stock awards for services rendered for the year ending December 31, 2010 as suggested in footnote (1), and our standard compensation arrangements for directors appear on page 29 .

Security Ownership of Certain Beneficial Owners and Management, page 32

21.

We note your response to comment 44 in our letter dated July 27, 2010.  As previously requested, please include each of your executive officers and directors in the table.  In this regard, we note that only one of your four directors is included in the table and that each of your directors appears to beneficially own your securities based on the director compensation disclosure on page 31 and your selling security holder disclosure.  Please refer to Item 403(b) of Regulation S-K.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE: We have included each of our executive officers and directors in the “Security Ownership of Certain Beneficial Owners and Management” table on page 29 .

Certain Relationships and Related Transactions, page 28

22.

We note response to comment 43 in our letter dated July 27, 2010 and your revised disclosure.  Please tell us why you have not included the January 1, 2008 transaction referred to on page 21 of the prospectus.

RESPONSE: We have updated this section with the transaction you reference. Please see page 30 .

Selling Security holders, page 33

23.

We note your response to comment 45 in our letter dated July 27, 2010, and have the following comments:

Please clarify the meaning of “PPM Investor” in your selling security holders table.

RESPONSE: We have added a definition of “PPM Investor” in this section. Please see page 30 .

As previously requested, please quantify the number of shares and, if greater than one percent, the percentage of outstanding common stock each selling shareholder will hold once the offering is complete.  Your current disclosure suggests that no shares would be sold. See Item 507of Regulation S-K.

 RESPONSE:  As requested, we have quantified the number of shares and the percentage of outstanding common stock each selling shareholder will hold once the offering is complete.  Please see page 3 1 .

•

Please describe under this heading the transaction or transactions pursuant to which each of your selling security holders acquired their shares.

RESPONSE: In the second column of the Selling Security Holders on page 3 1 , we have described each of these transactions pursuant to which each of our selling security holders acquired their shares.  This information can also be found in the financial information of the amended registration statement.

24.

We note your response to comment 46 in our letter dated July 27, 2010.  We also note from Mr. Hu’s biographical information on page 29 that he is the “CEO and Founder of Oceancross Capital, LLC, a FINRA/SIPC member security broker-dealer,” which appears to be a going concern.  Please clarify for us whether Mr. Hu himself is a

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

registered broker-dealer or an affiliate of a broker-dealer.  Please note that we may have additional comments based on your response.  In addition, please also disclose under this heading, if true, that none of the selling security holders other than Mr. Hu are broker-dealers or affiliates of a broker-dealer.  If you cannot make this disclosure, please identify for us the other selling security holders that are broker-dealers or affiliates of broker-dealers.

RESPONSE: Since the filing of the last Amendment to the Registration Statement, Mr. Hu and Mr. Fellus were both removed from the board on November 15, 2010, and all references to their involvement of the Company have been removed from the S-1. Mr. Hu and Mr. Fellus are busy with other projects and cannot properly devote their time to the Company.

25.

Please provide an accurate cross-reference to your discussion of Rule 144.  Please also comply with this comment on page 40 in the section entitled “Plan of Distribution.”

RESPONSE: We have amended these references to refer to the discussion of Rule 144 on page s 34 and 37 .

26.

We note your response to comment 47 in our letter dated July 27, 2010.  Please remove the disclaimer language in the last clause of the subject paragraph (which now appears as the last paragraph on page 36), as it is inappropriate.  Please revise the same disclaimer language appearing on page 41, too.

RESPONSE:  These disclaimers have been removed form the registration statement on pages 36.

Shares Eligible For Future Sale, page 38

Rule 144, page 38

27.

We note your response to comment 49 in our letter dated July 27, 2010.  Please disclose the number of shares that your affiliates are presently able to sell under the Rule 144 safe harbor, rather than pursuant to the prospectus. See Item 201(a)(2)(ii) of Regulation S-K.

RESPONSE: The affiliates of the Company are not yet able to sell any shares under Rule 144 because the Company is not publicly traded and is not considered a “reporting company” under Rule 144. Once the Company’s registration statement has become effective and the Company is “fully reporting” in its responsibilities for ninety days, the affiliates will be able to sell restricted shares under the Rule 144 safe harbor, subject to certain conditions such as (i) current public information of the Company, (ii) volume limitations, (iii) manner of sale, and (iv) filing of Form 144.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

Plan of Distribution, page 39

28.

Please provide clear disclosure regarding how sales will be allocated between your direct public offering and the resales conducted by your selling stock holders, including to what extent investors will know whether they are purchasing shares from, and therefore generating proceeds, for your company versus purchasing such shares from selling stock holders.  Please also tell us what consideration you have given to providing risk factor disclosure regarding the potential conflicts of interest that may arise as result of Mr. Holdsworth selling shares of his own at the same time he is participating, on your behalf, in the self-underwritten offering.  Further, disclose whether you have implemented a procedure to resolve these potential conflicts of interest and, if so, describe such procedure.

RESPONSE:   Pursuant to our response in comment number one, the selling stockholders, and specifically Robert Holdsworth, intend to only sell their personal shares according to market conditions and will not be soliciting the private sale of these shares in competition with the primary offering by the Company. Therefore, we have not incorporated a procedure to resolve these conflicts of interest. We have, however, added a risk factor addressing this issue on page 1 5 .

29.

We note your response to comment 53 in our letter dated July 27, 2010.  Your disclosure in the first paragraph on page 41 references “Rule 424(b) under the Securities Act,” which permits information to be included in a prospectus supplement after a registration statement is declared effective.  Please revise your disclosure to reflect that the information contained in this paragraph would need to be disclosed in a post-effective amendment, rather than a prospectus supplement.

RESPONSE:  We have revised this disclosure to reflect that the information contained in this paragraph would need to be disclosed in a post-effective amendment, rather than a prospectus supplement.

Management’s Discussion and Analysis or Plan of Operation, page 42

30.

We note your response to comment two in our letter dated July 27, 2010.  Please enhance your management’s discussion and analysis section to include a discussion of your liquidity and capital resources as required by Items 303(a)(1) and (2) of Regulation S-K.  In addition, please discuss in detail the business reasons for the changes between periods in your financial statement line items for the year ended December 31, 2009 as compared to December 31, 2008.  See Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE: We have enhanced the management’s discussion and analysis section to include a discussion of our liquidity and capital resources.  Please see page 42

Results of Operations, page 42

31.

Please ensure the amounts presented in your discussion of results of operations agree to the amounts presented on the face of your statements of operations.  For example, your disclosure on page 43 that you recorded a loss before income tax of $691,202 for the second quarter of 2010, compared to a profit of $24,287 for the second quarter of 2009.  In addition, you disclose that you recorded a net loss of $692,409 for the second quarter of 2010.  These amounts, as well as other amounts included in your results of operations discussion, differ from the amounts presented on the face of your statements of operations.

RESPONSE: The amounts presented in our discussion of results of operations agrees with the amounts presented on the face of our statements of operations.

Financial Statements for the Year Ended December 31, 2009

General

32.

We note your response to comment 59 in our letter dated July 27, 2010.  You state that you issued 29,998,500 shares to the founder for services rendered and were valued at $300.  This equates to a value of $0.000001 per share, while you were issuing shares in other transactions at this time at $0.10 per share.  Please tell us what consideration you gave as to whether these shares were issued for nominal consideration.  Note that nominal issuances of common stock should be reflected in a manner similar to a stock split or stock dividend.  Refer to SAB Topic 4:D.

RESPONSE:  Based on SAB Topic 4:D, we have revised the treatment of the 29,998,500 shares issued for $300.  We are now treating the issuance in a manner similar to a stock split due to the receipt of nominal consideration for the shares. We have changed the Statement of Stockholders’ Equity, Statement of Operations (see page 56 ), the Proforma Financial Statements in Note 2 (see page 52 ); and added an additional disclosure to Note 4 (see page 53 ) and Subsequent Events in the December 31, 2009 Financial Statements (see page 53 ); and Note 8 in the September 30, 2010 Financial Statements on page 64.

Statements of Operations, page F-3

33.

It is not clear why your weighted average common shares outstanding for the year ended December31, 2008 was zero, as disclosed on page F-3, given that you disclose on pages

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

F-2 and F-4 that you had 1,500 shares outstanding as of December 31, 2008.  Please revise.

RESPONSE:  We apologize for this oversight.  This number was inadvertently removed during the process of edgarizing.  This has been corrected.  Please see page 46 .

Note 2 – Summary of Significant Accounting Policies, page F-6

34.

We note your response to comment 61 in our letter dated July 27, 2010.  Since you revoked your election to be taxed as an S Corporation and are now taxed as a C Corporation effective January 1, 2010, you should revise your statement of stockholder’s equity (deficit) on page F-13 to move the retained earnings (deficit) to additional paid in capital.  See SAB Topic 4:B.

RESPONSE:  The Statement of Stockholders’ Equity has been changed to reflect the transfer of S Corp Retained Earnings (Deficit) to APIC at December 31, 2009.  See page 5 1 .

Note 6 – Subsequent Events, page F-10

35.

You sold 1,000,000 shares of common stock at $0.05 per share in May 2010.  Please tell us who these shares were sold to and clarify whether the shares were sold to a related party or not.

RESPONSE:  These shares were sold at $0.05 cents per share to unrelated third parties.  We have updated this disclosure to indicate “unrelated third parties”.  See pages 62 and 53 .

Financial Statements for the Period Ended June 30, 2010

General

36.

Please address the above comments in your interim financial statements as well, as applicable.

RESPONSE: Our response to comment #35 also apply to the September 30, 2010 Financial Statements and have been disclosures in the statements accordingly.   See page 63 .

Balance Sheet, page F-11

37.

We note your response to comment 64 in our letter dated July 27, 2010.  The column heading of your December 31, 2009 balance sheet indicates that these amounts have been audited.  Since none of the amounts are covered by an audit report when they are

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

presented in your interim financial statements for the period ended June 30, 2010, you should not refer to them as being audited.  Please revise.

RESPONSE: The column heading and page heading on the Balance Sheet have been updated to remove “Audited”.

Note 4 – Prepaid Consulting Fees, page F-18

38.

Please enhance your disclosure to clarify how you determined that $450,000 of the consulting fees should be expensed while $450,000 should be classified as a prepaid expense.

RESPONSE: As requested, we have enhanced the disclosure to clarify how we determined that $450,000 of the consulting fees should be expensed while $450,000 should be classified as a prepaid expense.  See page 61 .

Item 15. Recent Sales of Unregistered Securities, page 49

39.

We note your response to comment 69 in our letter dated July 27, 2010.  Please identify the exemption from registration that you relied upon for each of the unregistered transactions described under this heading and briefly state the facts that made available such exemption.

RESPONSE: As requested, we identified the exemption from registration that we relied upon for each of the unregistered transactions described under this heading and briefly stated the facts that made available such exemption.  Please see page 67 .

Item 16.  Exhibits, page 50

40.

We note your response to comment 70 in our letter dated July 27, 2010.  As previously requested, please file as an exhibit to the registration statement the fully executed insurance agreement that you have entered into with Lloyds of London.  If you believe this contract contains competively sensitive information, you may file an application for confidential treatment pursuant to Rule 406 under the Securities Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Securities Act.  Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE: We believe this contract contains competively sensitive information, therefore we will file an application for confidential treatment pursuant to Rule 406 under the Securities Act.

41.

We note your response to comment 72 in our letter dated July 27, 2010.  Please revise the last undertaking on page 50 to conform to the language set forth in Item 512(h) of Regulation S-K.

RESPONSE:  We have included the undertakings required in Item 512 with the exception of the immediate effective language. Please see page 69 and advise if you require further amendments to this section. Thank you for your clarification.

Exhibit 5.1

42.

Please have counsel revise its opinion to indicate the date thereof.

RESPONSE: The legal opinion has been revised to indicate the date.

43.

We note your response to comment 75 in our letter dated July 27, 2010.  As previously requested, please have counsel revise its opinion to refer to the correct par value of your shares, which is $0.00001 per share according to the amendment to your articles of incorporation.

RESPONSE: Legal counsel has revised its opinion to refer to the correct par value of our shares, which is $0.00001 per share according to the amendment to our articles of incorporation.

Exhibit 23.1

44.

We note your response to comment 6 in our letter dated July 27, 2010.  Please make arrangements with your auditor to revise the consent to refer to the audit report dated October 1, 2010.  Currently, the consent refers to an audit report dated June 2, 2010.

RESPONSE:  The consent has been revised accordingly.

Sincerely,

Robert Holdsworth

By:   /s/ Robert Holdsworth

Robert Holdsworth, President & Chief Executive Officer (Principal Executive Officer)